                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 RIBOGENE, INC.
-------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    762565109
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              CHARLES J. CASAMENTO
                                 RIBOGENE, INC.
                               26118 RESEARCH ROAD
                                HAYWARD, CA 94545
                                 (510) 731-1705
-------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 4, 1999
-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                              (Page 1 of 13 Pages)

                         (Continued on following pages)

                                      1.

-------------------------------           -------------------------------------
CUSIP NO. 762565109               13D     Page 2 of 13 Pages
-------------------------------           -------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            CYPROS PHARMACEUTICAL CORPORATION
            33-0476164
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            N/A
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                             / /
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
           NUMBER                7      SOLE VOTING POWER
             OF                                  -0-
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                                 351,706
                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                                 -0-
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                 -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     351,706
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                           / /
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.9%*
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   CO
--------------------------------------------------------------------------------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Include any rights to securities within 60 days.

                                      2.

ITEM 1.    SECURITY AND THE ISSUER

         (a)      TITLE OF SECURITY:

                  Common Stock, $0.001 par value per share.

         (b)      NAME OF THE ISSUER:

                  RiboGene, Inc., a Delaware corporation.

         (c) THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  26118 Research Road
                  Hayward, CA  94545

ITEM 2.    IDENTITY AND BACKGROUND

                           (a) This statement is filed by Cypros Pharmaceutical Corporation, a California corporation ("Cypros"). Cypros is principally in the business of developing and marketing products for the critical care market.

                           (b) The address of the principal business offices of Cypros is 2714 Loker Avenue West, Carlsbad, California 92008.

                           (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Cypros' executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

                           (d) During the last five years, there have been no criminal proceedings against Cypros, or, to the best knowledge of Cypros, any of the other persons with respect to whom information is given in response to this Item 2.

                           (e) During the last five years, neither Cypros nor, to the best knowledge of Cypros, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) To the best knowledge of Cypros, all of the directors and executive officers of Cypros named in Schedule I to this Schedule 13D are citizens of the United States.

                                      3.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           To facilitate the Merger (as defined in Item 4
                  below), certain stockholders of the Issuer have entered into "Voting Agreements" with Cypros as described in Item 4. These Voting Agreements do not contemplate a purchase of the Common Stock of the Issuer by Cypros.

ITEM 4.    PURPOSE OF THE TRANSACTION

                           (a) - (b) Pursuant to that certain Agreement and Plan
                  of Reorganization dated as of August 4, 1999 (the "Merger Agreement"), among Cypros, Cypros Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Cypros ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein (including the approval of the stockholders of the Issuer and Cypros), Merger Sub will be merged with and into Issuer, and the separate existence of Merger Sub shall cease and Issuer will become a wholly owned subsidiary of Cypros (the "Merger"). Each share of Common Stock of Issuer outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the product of one share of Cypros common stock multiplied by 1.494, subject to a possible adjustment based upon an average trading price of Cypros' Common Stock prior to the Cypros shareholders' meeting to approve the Merger (the "Exchange Ratio"). In addition, each share of Preferred Stock of Issuer outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one share of Cypros Preferred Stock multiplied by the Exchange Ratio.

                           The consummation of the Merger is subject to the
                  satisfaction or waiver of closing conditions for the benefit of Cypros and Merger Sub, as set forth in Article VI of the Merger Agreement and closing conditions for the benefit of Issuer, as set forth in Article VII of the Merger Agreement.

                           The foregoing summary of the Merger is qualified in
                  its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

                           Each of Charles J. Casamento and Timothy E. Morris
                  (each individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated as of August 4, 1999 (each individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Cypros. The number of shares of Common Stock of the Issuer beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. Pursuant to Section 2 of the Voting Agreements, the Voting Agreement Stockholders have agreed to cause all shares of Common Stock of the Issuer over which such person has voting power or control (the "Subject Shares") to be voted (i) in favor of the Merger, the execution and delivery by Issuer of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the

                                       4.

                  Merger Agreement and any action required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Issuer in the Merger Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (a) any Issuer Acquisition Transaction (as defined in the Merger Agreement); (b) any change in a majority of the board of directors of the Issuer; (c) any amendment to the Issuer's certificate of incorporation and bylaws; (d) any material change in the capitalization of the Issuer or the Issuer's corporate structure; or (e) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement. In addition, each Voting Agreement Stockholder has agreed not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the foregoing.

                           Pursuant to Section 2.2 of the Voting Agreements, the
                  Voting Agreement Stockholders also executed and delivered to Cypros irrevocable proxies voting the Subject Shares in favor of the approval of the Merger Agreement, the Merger, and any other matter that could reasonably be expected to facilitate the Merger, as described in the preceding paragraph.

                           The foregoing summary of the Voting Agreements is
                  qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

                           (c)  Not applicable.

                           (d) As a result of the Merger, Cypros' Bylaws will be amended and restated to provide for an increase in the number of Board of Directors whereby the number of directors of Cypros shall not be less than four (4) nor more than nine (9). The exact number of directors shall be nine (9) consisting of the following directors: (i) Robert
                  F. Allnutt, a current director of Cypros, (ii) Digby W. Barrios, a current director of Cypros and Issuer, (iii) Charles J. Casamento, a current director of Issuer, (iv) Paul J. Marangos, a current director of Cypros, (v) Frank
                  J. Sasinowski, a current director of Issuer, (vi) Jon S. Saxe, a current director of Issuer, (vii) Roger G. Stoll, a current director of Issuer, (viii) Virgil D. Thompson, a current director of Cypros, and (ix) Robert A. Vukovich, a current director of Cypros.

                                      5.

                           In addition, as a result of the Merger: (i) Charles
                  J. Casamento, the current President and Chief Executive Officer of Issuer, will replace Paul J. Marangos as the Chief Executive Officer and President of Cypros; and (ii) Timothy E. Morris, Vice President, Finance and Administration and Chief Financial Officer and Assistant Secretary of the Issuer, will replace David W. Nassif as the Vice President, Finance and Administration and Chief Financial Officer and Assistant Secretary of Cypros.

                           (e) As a result of the Merger, each share of Common Stock of Issuer outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one share of Cypros common stock multiplied by the Exchange Ratio. In addition, each share of Preferred Stock of Issuer outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one share of Cypros Preferred Stock multiplied by the Exchange Ratio. See Item 4(a)-(b).

                           (f) Upon consummation of the Merger, Issuer will become a wholly owned subsidiary of the Cypros.

                           (g) Upon approval of the Merger Agreement and the Merger and the amendment of the Cypros Restated Articles of Incorporation (the "Articles of Incorporation") and Restated Bylaws (the "Bylaws") by the shareholders of Cypros, the Articles of Incorporation of Cypros shall be amended and restated to authorize the board to issue "blank check preferred," designate the authorized rights and privileges of Series A Preferred Stock for issuance in connection with the Merger and increase the authorized shares of Common Stock and Preferred Stock, and the Bylaws of Cypros shall be amended to provide for an increase in the size of the Board of Directors. See Item 4(d).

                           (h) Upon consummation of the Merger, the Issuer Common Stock will cease to be quoted on any quotation system or exchange.

                           (i) Upon consummation of the Merger, the Issuer Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

                           (j) Other than as described above, Cypros has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Cypros reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                           (a) - (b) As a result of the Voting Agreements,
                  Cypros has shared power to vote an aggregate of 585,678 shares of Common Stock of the Issuer for the limited purposes described in Item 4 above. Such shares constitute approximately 5.9% of the issued and outstanding shares of Common Stock of the Issuer as of August 4, 1999.

                                      6.

                           To Cypros' knowledge, no shares of Common Stock of
                  Issuer are beneficially owned by any of the persons named in
                  Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

                           Set forth in Schedule III to this Schedule 13D is the
                  name of and certain information regarding each person or entity with whom Cypros shares the power to vote or to direct the vote or to dispose or direct the disposition of Common Stock of Issuer.

                           During the past five years, to Cypros' knowledge, no
                  person named in Schedule III to this Schedule 13D, has been convicted in a criminal proceeding.

                           During the past five years, to Cypros' knowledge, no
                  person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

                           To Cypros' knowledge, all persons named in Schedule
                  III to this Schedule 13D are citizens of the United States.

                           (c) Neither Cypros nor, to Cypros' knowledge, any person named in Schedule I, has effected any transaction in Common Stock of the Issuer during the past 60 days, except as disclosed herein.

                           (d)  Not applicable.

                           (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           In connection with the Merger Agreement, certain
                  affiliates of Issuer, including Charles J. Casamento and Timothy E. Morris, (each individually, an "Affiliate") will be required to enter into Affiliate Agreements with Cypros. Pursuant to Section 2 thereof, each Affiliate will agree that such Affiliate will not dispose of the shares of Cypros' Common Stock received by such Affiliate as a result of the Merger unless at the time of such transfer either (i) such transfer shall be in conformity with the provisions of rule 145 under the Securities Act of 1933, as amended (the "Act") (or any successor rule then in effect) or (ii) a registration statement under the Act covering the proposed offer, sale, pledge, transfer or other disposition shall be effective under the Act.
                           The foregoing summary of the Affiliate Agreements is
                  qualified in its entirety by reference to the Form of the Affiliate Agreements included as Exhibit 99.3 to this Schedule 13D and incorporated herein in its entirety by reference.

                                      7.

                           Other than as described in the foregoing paragraphs
                  and in Item 4 above, to Cypros' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                  99.1 Agreement and Plan of Reorganization dated as of August 4, 1999 by and among Cypros Pharmaceutical Corporation, Cypros Acquisition Corporation and RiboGene, Inc.

                  99.2 Form of Voting Agreement dated as of August 4, 1999 by and between Cypros Pharmaceutical Corporation and each of Charles S. Casamento and Timothy E. Morris.

                  99.3 Form of Affiliate Agreement to be entered into by and between Cypros Pharmaceutical Corporation and certain affiliates of Issuer, including each of Charles J. Casamento and Timothy E. Morris.

                                      8.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    August 13, 1999
                                    ------------------------------------------
                                    (Date)

                                    CYPROS PHARMACEUTICAL CORPORATION,
                                    a California corporation


                                    By:  /s/ David W. Nassif
                                    ------------------------------------------
                                          David W. Nassif,
                                          Senior Vice President,
                                          Chief Financial Officer and Secretary



                                      9.

                                   SCHEDULE I

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                        CYPROS PHARMACEUTICAL CORPORATION

NAME                    PRINCIPAL OCCUPATION OR EMPLOYMENT
----                    ----------------------------------

Paul J. Marangos        Chairman of the Board and Director, President and Chief
                        Executive Officer

Robert F. Allnutt       Director

Digby W. Barrios        Director

Virgil Thompson         Director

Robert A. Vukovich      Director

David W. Nassif         Senior Vice President, Chief Financial Officer and
                        Secretary

Zofia E. Dziewanowska   Senior Vice President, Drug Development and
                        Regulatory Affairs

John E. Lee             Vice President of Sales and Marketing

Brian W. Sullivan       Vice President of Product Development

All individuals in the above table are employed at, or retained as directors by, Cypros Pharmaceutical Corporation, 2714 Loker Avenue West, Carlsbad, California 92008.

                                   SCHEDULE II

                                                                      PERCENTAGE OF OUTSTANDING SHARES
                                     NUMBER OF SHARES OF ISSUER        OF ISSUER COMMON STOCK AS OF
   VOTING AGREEMENT STOCKHOLDER    COMMON STOCK BENEFICIALLY OWNED             AUGUST 4, 1999
   ----------------------------    -------------------------------    --------------------------------
Charles J. Casamento                          263,233                              4.4%

Timothy E. Morris                              88,473                              1.5%

                                      11.

                                  SCHEDULE III

NAME                       PRINCIPAL OCCUPATION OR EMPLOYMENT
----                       ----------------------------------
Charles J. Casamento       Chairman of the Board, President
                           and Chief Executive Officer

Timothy E. Morris          Vice President Finance and Administration,
                           Chief Financial Officer and Assistant Secretary


All individuals named above are employed at RiboGene, Inc., 26118 Research Road, Hayward, CA 94545.

                               EXHIBIT INDEX



EXHIBIT        DESCRIPTION OF DOCUMENT
-------        -----------------------


99.1 Agreement and Plan of Reorganization dated as of August 4, 1999 by and among Cypros Pharmaceutical Corporation, Cypros Acquisition Corporation and RiboGene, Inc.

99.2 Form of Voting Agreement dated as of August 4, 1999 by and between Cypros Pharmaceutical Corporation and each of Charles S. Casamento and Timothy E. Morris.

99.3 Form of Affiliate Agreement to be entered into by and between Cypros Pharmaceutical Corporation and certain affiliates of Issuer, including each of Charles J. Casamento and Timothy E. Morris.

                                      13.